SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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VIA EDGAR SUBMISSION AND COURIER

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:                 Mr. Jay E. Ingram

                                                                            Legal Branch Chief

Re:	Ball Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 6, 2015

Form 10-K for the fiscal year ended December 31, 2014
Filed February 20, 2015

Form 10-Q for the quarter ended March 31, 2015
Filed May 8, 2015
File No. 1-739

Dear Mr. Ingram:

On behalf of Ball Corporation (“Ball”), we are writing in response to the comments contained in the Staff’s comment letter of June 2, 2015 with respect to the above-referenced filings.

For the convenience of the Staff’s review, the comments contained in the Staff’s comment letter are set forth below and indicated in bold, followed by Ball responses immediately after each comment.

Mr. Ingram
Division of Corporation Finance
Securities and Exchange Commission

June 11, 2015

****

Preliminary Proxy Statement on Schedule 14A

General

1.            Please update the financial information provided related to Ball Corporation to comply with Rule 3-12 of Regulation S-X. This should include a pro forma balance sheet as of March 31, 2015 and corresponding pro forma statement of earnings for the period ended March 31, 2015. Refer to Rule 11-02(c) of Regulation S-X.

The unaudited pro forma condensed combined financial information has been updated to include the pro forma balance sheet as of March 31, 2015 and corresponding pro forma statement of earnings for the three months ended March 31, 2015.

The Acquisition, page 1

2.            Please provide a detailed analysis supporting your conclusion that the issuance of Ball shares in connection with the acquisition meets the requirements of Staff Legal Bulletin 3A.

Ball respectfully submits that the acquisition, if implemented by a court sanctioned scheme of arrangement (the “Scheme”) as currently contemplated, meets the requirements of Staff Legal Bulletin 3A (“SLB 3A”).  The following summarizes the requirements of Section 3(a)(10) as outlined by SLB 3A and the application of those requirements to Ball’s proposed acquisition of Rexam PLC (“Rexam”).

(a)      The securities must be issued in exchange for securities, claims, or property interests; they cannot be offered for cash.

Under the Scheme, each holder of Rexam shares will exchange only its Rexam shares (and no other consideration) for the Ball shares and cash offered by Ball. The securities will be issued by Ball in exchange for securities of Rexam.  Accordingly, the exchange satisfies the SLB 3A requirement that the securities be issued in exchange for securities, claims or property interests.

(b)      A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

The Staff stated in Section 4.B.4 of SLB 3A that the term “any court” in Section 3(a)(10) may include a foreign court. Further, the Staff has recognized the High Court of Justice in England and Wales (the “Court”) as a foreign court qualified to approve the fairness of the terms and conditions of an

Mr. Ingram
Division of Corporation Finance
Securities and Exchange Commission

June 11, 2015

exchange in prior no-action letters. See, e.g., Global TeleSystems (Europe) Limited (available June 14, 2001); Omnicom Group Inc. (available January 28, 1999).

(c)       The reviewing court or authorized governmental entity must:

(i)          find before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued; and

Ball confirms that the Scheme cannot take effect unless it has been approved by an order of the Court. Before the Court can sanction the Scheme, the Court has an obligation to consider the fairness of the Scheme, both procedurally and substantively, to the holders of Rexam shares. In determining whether to exercise its discretion and approve the Scheme, the Court “must be satisfied that the proposal was at least so far fair and reasonable, as that an intelligent and honest man, who is a member of that class, and acting alone in respect of his interest as such a member, might approve of it.”  See Re Dorman, Long and Company Limited (1934) Ch. 635, Maugham J., at page 657. In prior no-action letters, the Staff has indicated that this criteria (or an equivalent fairness criteria) satisfies the Section 3(a)(10) requirement that a court approve the terms and conditions of the issuance and exchange, after a hearing upon the fairness of such terms and conditions. See, e.g., Constellation Brands, Inc. (available January 29, 2003); Weatherford International Ltd. (available January 14, 2009); John Wood Group PLC (available March 1, 2001).

(ii)      be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

Ball confirms that counsel to Ball will be instructed to advise the Court that its sanction of the Scheme would be relied upon by Ball as qualifying the issuance of the new Ball shares under the Section 3(a)(10) exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

(d)      The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

The Scheme will involve a hearing before the Court (the “Court Hearing”), at which holders of Rexam shares may appear and be heard. The Court Hearing must be held before the Court approves the fairness of the terms and conditions of the Scheme.

Mr. Ingram
Division of Corporation Finance
Securities and Exchange Commission

June 11, 2015

(e)       A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

Part 26 of the U.K. Companies Act 2006 expressly authorizes the Court to hold hearings regarding schemes of arrangement such as the Court Hearing.

(f)          The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

The Court Hearing will be open to attendance by all holders of the Rexam shares.

(g)      Adequate notice must be given to all those persons.

The scheme document, which is the document to be dispatched to holders of Rexam shares setting out the terms and conditions of the proposed acquisition by Ball of Rexam, including the particulars required by Section 897 of the U.K. Companies Act 2006 (the “Scheme Document”), will provide notice of the Court Hearing and will be mailed approximately 60 days prior to the Court Hearing.

(h)      There cannot be any improper impediments to the appearance by those persons at the hearing.

There will be no improper impediments to appearance of Rexam shareholders at the Court Hearing. Every holder of Rexam shares to whom new Ball shares will be issued in the Scheme will be entitled to attend the Court Hearing, and all holders of Rexam shares will receive notice of the expected date of the Court Hearing in the Scheme Document. No notice is required of a holder of Rexam shares wanting to oppose the sanction of the Scheme.

Based on the foregoing, we are of the view that the issuance of Ball’s common stock under the Scheme will satisfy the conditions set forth in SLB 3A and will be exempt from registration under Section 3(a)(10) of the Securities Act.

3.            Please confirm that the consideration to be received by Rexam shareholders is the same should the acquisition be effected by the scheme of arrangement or by way of a takeover offer.

Ball advises the Staff that the consideration to be received by Rexam shareholders is the same should the acquisition be effected by the scheme of arrangement or by way of a takeover offer.

Background to the Acquisition, page 27

Mr. Ingram
Division of Corporation Finance
Securities and Exchange Commission

June 11, 2015

4.            Please elaborate on the topics presented or reviewed by representatives of your financial advisor, Greenhill & Co., LLC in discussions with your board of directors on October 26, 2014, January 7, 2015, and February 3, 2015.

In response to the Staff’s comment, Ball has revised the disclosure on pages 29, 30 and 32 to elaborate on the topics presented or reviewed by representatives of Greenhill & Co. LLC.

5.            Please elaborate on the potential structures for a combination discussed by Messrs. John A. Hayes and Graham Chipchase on December 3, 2014.

In response to the Staff’s comment, Ball has revised the disclosure on page 29 to elaborate on the potential structures for the combination discussed by Messrs. John A. Hayes and Graham Chipchase on December 3, 2014.

6.            Please elaborate on the Rexam board of directors’ position for Ball to put forth a proposal regarding a possible combination of Ball and Rexam provided in the December 11, 2014 letter received by Mr. John A. Hayes from Mr. Stuart Chambers.

In response to the Staff’s comment, Ball has revised the disclosure on page 30 to elaborate on the proposal regarding a possible combination of Ball and Rexam provided in the December 11, 2014 letter received by Mr. John A. Hayes from Mr. Stuart Chambers.

Reasons for the Acquisition, page 39

7.            Please elaborate on the factor relating to the anticipated market capitalization, balance sheet, free cash flow, liquidity, and capital structure of Ball after the acquisition so that Ball shareholders may understand why the board of directors thought that the factor supported its decision to recommend that Ball shareholders approve the issuance of Ball common stock to Rexam shareholders as partial consideration for the acquisition.

In response to the Staff’s comment, Ball has revised its disclosure on page 41 to elaborate on the factor relating to anticipated market capitalization, balance sheet, free cash flow, liquidity, and capital structure of Ball after the acquisition.

8.            Please quantify the “substantial” indebtedness that Ball will incur in connection with the acquisition.

In response to the Staff’s comment, Ball has revised its disclosure on page 42 to quantify the “substantial” incremental indebtedness of approximately $6.5 billion.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 87

General

Mr. Ingram
Division of Corporation Finance
Securities and Exchange Commission

June 11, 2015

9.            When one financial statement line item is impacted by multiple adjustments, please separately present each of the adjustment amounts impacting the line item on the face of the pro forma financial statement or in the notes to the pro forma financial statements similar to your presentation of shareholders’ equity on page 100. For example, the $4,507 million net adjustment to cash and cash equivalents appears to be related to multiple pro forma adjustments.

The unaudited pro forma condensed combined financial information has been updated to separately present each adjustment amount impacting the line items either on the face of the corresponding pro forma financial statement or in the notes to the pro forma financial statements.  Please refer to the pro forma financial information included in the Proxy Statement beginning on page 86.

10.    Your disclosures on page 25 indicate that you will provide a mix and match facility to holders of Rexam shares so that they can elect to vary the proportion of common stock and cash that they receive. Please discuss this facility in your pro forma financial statements and correspondingly the impact it could have on the total purchase price of the acquisition.

The unaudited pro forma condensed combined financial information has been updated to disclose the mix and match facility and that it does not have an impact on the total purchase price of the acquisition.  Please refer to the pro forma financial information included in the Proxy Statement, Note 5(a)(i) on page 105.

11.    Your disclosures on page 53 indicate that you will enter into employee arrangements with Rexam employees. Please tell us what consideration you gave to reflecting the impact of these as well as any other agreements entered into in regards to the acquisition in your pro forma financial statements pursuant to Rule 11-02(b)(6) of Regulation S-X.

The unaudited pro forma condensed combined financial information has been updated to further disclose the impact of the employee arrangements we will enter with Rexam employees.  We do not currently anticipate to enter into any other agreements in regards to the acquisition and as a result did not provide for any adjustments to the pro forma financial statements.  Adjustments were included in the pro forma balance sheet and income statements to the extent the events are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable.  Please refer to the pro forma financial information included in the Proxy Statement, Note 5(a)(ii) on page 106.

12.    Your disclosures on page 13 of your Form 10-Q indicate that you are also required to pay fees under the bridge loan agreement while the facility is outstanding. Please clarify in your disclosures what consideration was given to these fees in your pro forma financial statements.

Mr. Ingram
Division of Corporation Finance
Securities and Exchange Commission

June 11, 2015

The unaudited pro forma condensed combined financial information has been updated to further disclose the consideration given to the fees Ball is required to pay under the bridge loan agreement while the facility is outstanding.  Please refer to the pro forma financial information included in the Proxy Statement, Note 4(a) on page 100.

13.    Note 4(iv) on page 95 indicates that Rexam’s derivative arrangements will be required to be settled and terminated upon the consummation of the acquisition. Please expand your disclosures to discuss the terms of this expected settlement, including if any payments will be required to be made upon settlement. Please also tell us whether you expect to record any gain or loss on the settlement and what consideration was given as to whether this amount should be reflected on the pro forma balance sheet. Refer to Rule 11-02(b)(5) of Regulation S-X.

The unaudited pro forma condensed combined financial information has been updated to further disclose the terms of the expected settlement of Rexam’s derivative arrangements, including any payments required to be made upon settlement and whether we expect to record any gain or loss on settlement.  Please refer to the pro forma financial information included in the Proxy Statement, Note 4(a)(iv) on page 102.

14.    Please show in the notes how you arrived at the pro forma adjustment to depreciation and amortization expenses of $170.7 million. Please show the calculation used to arrive at the adjustment amount, including the specific asset categories and corresponding useful lives.

The unaudited pro forma condensed combined financial information has been updated to further disclose how Ball arrived at the pro forma adjustment for depreciation and amortization, including the specific asset categories and corresponding useful lives.  Please refer to the pro forma financial information included in the Proxy Statement, Note 5(a)(iii) on pages 106-108.

15.    Please expand your disclosures to better explain how you determined the adjustment amount of $564.7 million to deferred taxes and liabilities.

The unaudited pro forma condensed combined financial information has been updated to further disclose how Ball determined the amount of the $564.7 million adjustment to deferred taxes and liabilities. Please refer to the pro forma financial information included in the Proxy Statement, Note 5(a)(iv) on page 108.

Form 10-K for the Year Ended December 31, 2014

Revenue Recognition in the Aerospace and Technologies Segment, page 46

16.    We note that the aerospace and technologies segment represented approximately 11% of your total revenues for the year ended December 31, 2014 and the period ended March 31, 2015 and that sales under long-term contracts in this segment are

Mr. Ingram
Division of Corporation Finance
Securities and Exchange Commission

June 11, 2015

primarily recognized using the percentage of completion method. In this regard, please address the following:

•                Please disclose your accounting policy related to claims and unapproved change pursuant to ASC 605. Please also provide the disclosures required by ASC 605-35-50-6 through 50-8. Please disclose whether unapproved change order/claim amounts included in your determination of revenue include a profit component. If so, please disclose how this component amount is determined and why you believe the inclusion of the profit component is appropriate under the circumstances;

•                Please disclose your accounting policy related to pre-contract costs. Refer to ASC 910-340-50-1. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment;

•                Please expand your discussion to disclose the effects of any material revisions in contract estimates pursuant to ASC 605-35-50-9; and

•                Please disclose the amount of your accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item. Refer to ASC 605-35-45-2.

In future 10-K filings, Ball will enhance the disclosure of the accounting policy related to claims/unapproved changes and pre-contract costs.  The amounts associated with ASC 605-35-50-6 through 50-8, and ASC 910-340-50-1 were not material for any periods presented and were therefore not disclosed.  Following is an example proposed disclosure of the accounting policy we will include in future filings highlighted for changes based on the disclosure included in Ball’s 2014 Form 10-K:

Revenue Recognition in the Aerospace and Technologies Segment

Sales under long-term contracts in the aerospace and technologies segment are primarily recognized using percentage-of-completion under the cost-to-cost method of accounting. The two primary types of long-term sales contracts utilized are cost-type contracts, which are agreements to perform for cost plus an agreed upon profit component and fixed price sales contracts, which are completed for a fixed price. Cost-type sales contracts can have different types of fee arrangements, including fixed fee, cost, milestone and performance incentive fees, award fees or a combination thereof.

Mr. Ingram
Division of Corporation Finance
Securities and Exchange Commission

June 11, 2015

At the inception of contract performance, our estimates of base, incentive and other fees are established at a conservative estimate of profit over the period of contract performance. Throughout the period of contract performance, the company regularly reevaluates and, if necessary, revises estimates of total contract revenue, total contract cost, extent of progress toward completion, probability of receipt of any award and performance fees and any clawback provisions included in the contract. Provision for estimated contract losses, if any, is made in the period that such losses are determined to be probable. Because of sales contract payment schedules, limitations on funding, and contract terms, our sales and accounts receivable generally include amounts that have been earned but not yet billed. Contract claims are only recorded if it is probable that the claim will result in additional contract revenue and the claim amounts can be reliably estimated.  Revenue associated with claims is recorded only for costs already incurred and does not include a profit component.  Pre-contract costs that are not approved by the customer for reimbursement are expensed as incurred.  As a prime U.S. government contractor or subcontractor, the aerospace and technologies segment is subject to a high degree of regulation, financial review and oversight by the U.S. government.

There were no material effects resulting from revisions to contract estimates requiring disclosure pursuant to ASC 605-35-50-9 for the years ended December 31, 2014, 2013 or 2012; therefore, the amounts were not disclosed. Ball monitors these amounts and will provide appropriate disclosures if these amounts become material in future periods.

Ball had no material accruals for anticipated losses on contracts as of December 31, 2014 or December 31, 2013; therefore, the amounts were not disclosed. Ball monitors these amounts and will provide appropriate disclosures if these amounts become material in future periods.

Financial Condition, Liquidity and Capital Resources, page 72

17.    Cash provided by operating activities increased significantly from $839 million in 2013 to $1 billion in 2014. It appears that changes in working capital components, including accounts payable, were a significant contributing factor to this increase. In this regard, please expand your disclosures to discuss the underlying reasons for material changes in working capital components. See Section IV.B of the SEC Interpretive Release No. 33-8350.

The primary factors impacting working capital changes were related to lower days sales outstanding and higher days payable outstanding. The lower days sales outstanding was primarily related to greater factoring of account receivables and the higher days payable outstanding was primarily due to the negotiation of longer payment terms with suppliers.  In future filings, Ball will expand disclosures to discuss the underlying reasons for material changes in working capital components.

Form 10-Q for the Period Ended March 31, 2015

Mr. Ingram
Division of Corporation Finance
Securities and Exchange Commission

June 11, 2015

Note 16. Financial Instruments and Risk Management

Impact on Earnings from Derivative Instruments, page 21

18.    You recorded a $40.7 million loss on foreign currency contract derivatives not designated as hedge instruments. Please address the following:

•                Note (c) to the table on page 21 indicates that these losses are recorded in multiple line items. Given the significance of this loss to your earnings before taxes of $27.5 million for the period ended March 31, 2015, please expand your disclosures to clarify the amount recorded in each statement of earnings line item. Refer to ASC 815-10-50-4A; and

In future filings, Ball will modify the presentation to the table on page 21 to disclose the amounts recorded by each statement of earnings line item. The following is an example of the proposed presentation we will include in future filings:

		Three Months Ended March 31,
($ in millions)		2015		2014
		Cash Flow		Cash Flow
		Hedge -		Hedge -
		Reclassified		Reclassified
		Amount from	Gain (Loss) on	Amount from	Gain (Loss) on
		Accumulated	Derivatives not	Accumulated	Derivatives not
	Location Gain (Loss)	Other	Designated as	Other	Designated as
	Recognized in Earnings	Comprehensive	Hedge	Comprehensive	Hedge
	on Derivatives	Earnings (Loss)	Instruments	Earnings (Loss)	Instruments
Commodity contracts - manage exposure to customer pricing	Net sales	$(1.3)	$0.3	$0.8	$(0.1)
Commodity contracts - manage exposure to supplier pricing	Cost of sales	0.4	0.2	(7.5)	0.3
Interest rate contracts	Interest expense	(0.2)	(0.2)	(0.3)	-
Foreign currency contracts - manage exposure to sales of products	Cost of sales	(0.5)	-	-	0.5
Foreign currency contracts - manage exposures for transactions between segments	Selling, general and administrative	-	(13.0)	-	(5.1)
Foreign currency contracts - manage exposures for proposed acquisition of Rexam	Business consolidation and other activities	-	(27.7)	-	-
Equity contracts	Selling, general and administrative	-	2.4	-	(1.2)
Total		$(1.6)	$(38.0)	$(7.0)	$(5.6)

•                In Management’s Discussion and Analysis, please address the specific underlying reasons these instruments significantly impacted your results during the period. Please discuss any other situations in which your strategies and assumptions related to derivative instruments have resulted in adverse impacts on your results. Please also discuss the expected impact of these instruments on your liquidity and capital resources.

In future filings, Ball will further describe within Management’s Discussion and Analysis the specific underlying reasons these instruments significantly impacted the results during the period, as well as any other situations in which Ball’s strategies and assumptions related to derivative instruments have resulted in significant impacts on the results, liquidity and capital resources.  Following is an example of the revised disclosures based on the disclosures included in Ball’s Form 10-Q for the period ended March 31, 2015, as highlighted for these proposed changes:

Mr. Ingram
Division of Corporation Finance
Securities and Exchange Commission

June 11, 2015

RESULTS OF CONSOLIDATED OPERATIONS

Consolidated Sales and Earnings

	Three Months Ended March 31,
($ in millions)	2015	2014

Net sales	$1,923.1	$2,006.8
Net earnings attributable to Ball Corporation	20.7	93.5
Net earnings attributable to Ball Corporation as a % of consolidated net sales	1.1%	4.7%

Sales in the first quarter of 2015 decreased compared to the first quarter of 2014 primarily as a result of unfavorable currency exchange effects in Europe and lower metal food container sales volumes in North America, partially offset by higher specialty beverage container sales volumes. Net earnings were unfavorably impacted by higher business consolidation and other costs, higher debt refinancing and other costs and unfavorable currency exchange effects in 2015, partially offset by a lower tax rate in 2015. Business consolidation and other costs included a loss of $27.7 million associated with collar and option contracts entered into to reduce exposure to currency exchange rate changes in connection with the British pound denominated cash portion of the announced, proposed acquisition of Rexam, further discussed in Note 16, and was the result of weakening of the British pound against the U.S. dollar and Euro during the period.  These items are detailed in the “Management Performance Measures” section below.

Additionally, Ball will include the following example proposed disclosure under Financial Condition, Liquidity and Capital Resources:

During the first quarter of 2015, the company entered into collar and option contracts to reduce exposure to currency exchange rate changes in connection with the British pound denominated cash portion of the announced, proposed acquisition of Rexam.  The amount of the gain or loss ultimately realized on these contracts and the resulting cash settlement is expected to be offset by the changes in the amount of cash consideration paid to acquire Rexam.

Management’s Discussion and Analysis

Interest and Taxes, page 33

19.    Please help us better understand how the first quarter 2015 discrete business consolidation charges and deferred financing and other costs resulted in a significantly lower effective income tax rate for the first quarter of 2015 compared to the first quarter of 2014.

As prescribed by ASC 740-270-25-2, income tax expense related to ordinary income was computed at an estimated annual effective tax rate while the income tax benefits related to first quarter of 2015 discrete items were individually computed and recognized in the first quarter.  The referenced 2015 first quarter discrete items were primarily incurred in the U.S.  As a result, the majority of these discrete tax benefits were recorded at Ball’s net U.S. effective tax rate which is significantly higher than Ball’s projected full-year effective tax rate applied to ordinary earnings.

Mr. Ingram
Division of Corporation Finance
Securities and Exchange Commission

June 11, 2015

Financial Condition, Liquidity and Capital Resources, page 37

20.    We note the collateral call disclosures provided on page 20. If you have been required to post collateral in any period presented, please disclose the extent of these calls and the potential impact on your liquidity and capital resources if there are additional collateral calls.

In future filings, Ball will describe the potential impact on liquidity and capital resources as a result of any required collateral calls if material. As discussed in Note 16, no collateral was required to be posted in either period presented. Ball has over a dozen different counter parties with whom it has executed trades, which reduce the risk of exceeding limits that may require a collateral call to a level that Ball does not expect a material impact on our liquidity and capital resources as a result of any collateral required to be posted.

21.    You believe that cash flows from operations and cash provided by short term, long term and committed revolver borrowings will be sufficient to meet your ongoing operating requirements, scheduled principal and interest payments on debt, dividend payments, proposed acquisitions, including the proposed acquisition of Rexam, and anticipated capital expenditures. You disclose the amounts available under your revolving credit facility as well as other credit facilities. Please further clarify in your disclosures the extent to which this availability has been committed to your proposed acquisition of Rexam.

In future filings, Ball will further clarify the disclosures to the extent amounts available under the revolving credit facility as well as other credit facilities have been committed to the proposed acquisition of Rexam.  Following is an example of the revised disclosure based on the disclosure included in the Form 10-Q for the period ended March 31, 2015, as highlighted for these proposed changes:

At March 31, 2015, taking into account outstanding letters of credit and excluding availability under the accounts receivable securitization program, approximately $1.7 billion was available under the company’s long-term, revolving credit facility, which is available until February 2018.  In addition to these facilities, the company had approximately $741 million of short-term uncommitted credit facilities available at March 31, 2015, of which $227.2 million was outstanding and due on demand.  Of the amounts available under the credit facilities described above, $1.6 billion has been committed in the proposed acquisition of Rexam to repay certain of Rexam’s debt obligations and to settle Rexam’s outstanding derivatives.  At December 31, 2014, the company had $10.1 million outstanding under short-term uncommitted credit facilities.

22.    Given your significant foreign operations, please enhance your liquidity disclosures to address the following:

Mr. Ingram
Division of Corporation Finance
Securities and Exchange Commission

June 11, 2015

•                Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of the latest balance sheet date;

•                Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true; and

•                Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

In future filings, Ball will enhance the liquidity disclosures to address the items noted above.  Following is the proposed disclosure that will be included in future filings based on Ball’s cash positions at March 31, 2015 as an example:

As of March 31, 2015, approximately $228.1 million of our cash was held outside of the U.S. Except for approximately $90 million of cash held by our Brazilian joint venture, there are no legal or other economic restrictions regarding the repatriation of cash from any of the countries outside the U.S. where we have cash.  Cash repatriation from the company’s Brazilian joint venture is restricted to the amount of dividends paid by the joint venture of earnings in excess of required legal reserves, which are typically declared and paid twice a year.  If foreign funds are needed for our operations in the U.S., we will be required to accrue and pay U.S. taxes, net of applicable foreign tax credits, to repatriate funds from foreign locations where the company has previously asserted indefinite reinvestment of funds outside the U.S.  However, it continues to be the company’s intent to permanently reinvest these foreign amounts outside the U.S. and our current plans do not demonstrate a need to repatriate the foreign amounts to fund the U.S. operations.

****

As requested in the Staff’s comment letter, Ball acknowledges the following:

Ball is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

Mr. Ingram
Division of Corporation Finance
Securities and Exchange Commission

June 11, 2015

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ball may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (312) 407-0738 or shilpi.gupta@skadden.com.

Mr. Ingram
Division of Corporation Finance
Securities and Exchange Commission

June 11, 2015

Very truly yours,

/s/ Shilpi Gupta
Shilpi Gupta

cc:	Charles Baker
Ball Corporation